SECRETARY'S CERTIFICATE

The undersigned, Cameron Fairall, Secretary of the Carlyle AlpInvest Private Markets Secondaries Fund, a Delaware statutory trust (the "Fund"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of an amendment of extension to the Fund's fidelity bond (the "Bond") pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not "interested persons" of the Fund, approving the amount, type, form and coverage of the Bond on September 10, 2026.

4. Premiums have been paid for the period November 3, 2026 to June 15, 2027.

By: /s/ Cameron Fairall

Cameron Fairall
Secretary of the Trust

Exhibit A

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and one or more Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policies consistent with the materials presented at this Meeting; and be it further

RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it further

RESOLVED, that the Fidelity Bond be, and hereby is, approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it further

RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the SEC and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it further

RESOLVED, that the Fund’s purchase of the D&O/E&O policy or policies to which the Trustees, officers and employees of the Fund are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Fund, is determined to be in the best interest of the Fund; and be it further

RESOLVED, that the premium for the D&O/E&O policy or policies, to be allocated to the Fund as described in the materials presented at this Meeting, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Fund, and be it further

RESOLVED, that the Trustees and the officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and be it further

RESOLVED, that the D&O/E&O policy or policies, for the term commencing on November 3, 2026, with the coverage and premiums as described at this Meeting be, and hereby is, ratified and approved on behalf of the Fund.

Exhibit B

PREMIUM BILL

Date: October 6, 2026

Insured: CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

Producer: AON RISK SERVICES NORTHEAST INC
1 LIBERTY PLAZA-REGUS
165 BROADWAY STE 3201
NEW YORK, NY 10006

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06973772

Policy Period: 11-03-2025 to 06-15-2027

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06973772

Product	**Effective Date**	**Premium**
Financial Institution Bond for Investment Companies	11-03-2026	$1,778.00

TOTAL POLICY PREMIUM	$1,778.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

CHUBB

AMEND BOND PERIOD ENDORSEMENT

Named Assured		Endorsement Number
CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND		5
Bond Number J06973772	Bond Period 11-03-2025 to 06-15-2027	Effective Date of Endorsement November 3, 2026
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1. Bond Period: From: November 3, 2025
To: June 15, 2027
At 12:01 A.M. local time at the Address of **Assured**.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative